Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 16, 2013

VIA EDGAR TRANSMISSION

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Hatteras VC Co-Investment Fund II, LLC (Registration No. 811-22251)

(the “Fund” or the “Registrant”)

Dear Mr. Di Stefano:

Set forth below are our responses to your comments on the Registrant’s Preliminary Proxy Materials (the “Proxy Statement”) filed on December 4, 2013 in connection with a special meeting of members of the Fund being held: (1) to elect eight nominees to the Board of Managers of the Fund; and (2) to approve an investment advisory agreement between Scotland Acquisition, LLC d/b/a Hatteras Funds, LLC and the Fund.  Capitalized terms not otherwise defined herein have the meaning set forth in the Proxy Statement.

Board Approval and Recommendation of Proposal 2

1.                                      Confirm that no advisory fee increases are intentioned as part of the Purchase and indicate so in the Proxy Statement, in lieu of language indicating that no advisory fee increases are “contemplated.”

The Registrant will make the requested change in the definitive proxy statement filing.

*                                         *                                         *                                         *                                         *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2902.

Very truly yours,

/s/ John P. Foley
John P. Foley

cc:                                J. Michael Fields, Hatteras Funds

Joshua B. Deringer, Esq.